June 20, 2008
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010
RE:	Lighting Science Group Corporation, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008 and
Form 10-Q for the quarter ended March 31, 2008
Filed May 14, 2008
File No. 0-20354
Dear Ladies and Gentlemen:
On behalf of Lighting Science Group Corporation (the “Corporation”), we acknowledge receipt of the letter dated June 16, 2008 containing comments from the staff of the Securities and Exchange Commission relating to the Corporation’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 (the “Comment Letter”). Further to the June 17, 2008 telephone conversation between Joe Cascarano, Staff Accountant, Stephen Hamilton, Vice President—Finance of the Corporation and Greg Samuel, outside legal counsel to the Corporation, and with the consent of Mr. Cascarano, this letter evidences the Corporation’s intent to respond to the Comment Letter on or before July 3, 2008. We appreciate your extension of the 10-day response deadline.
Very truly yours,
/s/ Stephen Hamilton
Stephen Hamilton
Vice President—Finance
Lighting Science Group Corporation
(214) 382-3650
Steve.Hamilton@lsgc.com
cc:	Joe Cascarano Robert Littlepage Govi Rao Greg Samuel